

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2019

Corey N. Fishman
President and Chief Executive Officer
Iterum Therapeutics plc
200 South Wacker Dr., Suite 2550
Chicago, IL 60606

Re: Iterum Therapeutics plc
Registration Statement on Form S-3
Filed July 5, 2019
File No. 333-232569

Dear Mr. Fishman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance